SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 8)
DryShips Inc.
(Name of Issuer)
Common Stock, par value $0.01, per share
(Title of Class of Securities)
Y2109Q101
(CUSIP Number)
George Economou
80 Kifissias Avenue
Amaroussion 15125
Athens, Greece
011 30-210-8090570
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 16, 2010
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2109Q101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) George Economou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, BK, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		44,931,746 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

44,931,746 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

44,931,746 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

13.9%

14	TYPE OF REPORTING PERSON

IN
(1) Mr. Economou may be deemed to beneficially own 44,931,746 common shares (“Common Shares”) of DryShips Inc. (the “Company”) consisting of:
(i) 10,944,910 Common Shares owned by Elios Investments Inc. (“Elios”), a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation controlled by Mr. Economou, the beneficiaries of which are Mr. Economou and members of his family (the “Foundation”), 5,500,000 Common Shares owned by Fabiana Services S.A., a Marshall Islands corporation controlled by Mr. Economou (“Fabiana”) and 254,512 Common Shares owned by Goodwill Shipping Company Limited, a Malta corporation controlled by Mr. Economou (“Goodwill”);
(ii) 963,667 Common Shares owned by Sphinx Investment Corp., a Marshall Islands corporation controlled by Mr. Economou (“Sphinx”) and 3,500,000 Common Shares that are issuable upon the exercise of 3,500,000 warrants that are also owned by Sphinx, all of which, (a) are immediately exercisable at an average exercise price of $22.50 per Common Share other than 500,000 warrants that are exercisable on October 8, 2010 at an exercise price of $30 per Common Share and (b) expire on April 7, 2014; and
(iii) 23,768,657 Common Shares that are issuable upon the conversion of 33,955,224 shares of Series A Convertible Preferred Stock of the Company owned by the Entrepreneurial Spirit Holdings Inc., a Liberian Corporation that is wholly-owned by the Foundation (“Entrepreneurial Spirit Holdings”), in accordance with the terms and subject to the conditions contained in the Securities Purchase Agreement, dated July 9, 2009, by and between the Company and Entrepreneurial Spirit Holdings and the sellers named therein (the “Securities Purchase Agreement”).
The warrants referenced in (ii) above are included in Exhibit 3 to the Schedule 13D/A that was filed with the Securities and Exchange Commission (the “Commission”) on April 9, 2010 and the Securities Purchase Agreement referenced in (iii) above was included in Exhibit C to the Schedule 13D/A that was filed with the Commission on March 17, 2009.

CUSIP No.	Y2109Q101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Elios Investments Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of the Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,944,910

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,944,910

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	10,944,910

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	3.7%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	Y2109Q101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fabiana Services S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of the Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,500,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	5,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	1.9%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	Y2109Q101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sphinx Investment Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,463,667 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

4,463,667 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

4,463,667 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

1.5%

14	TYPE OF REPORTING PERSON

CO
(2) As mentioned above, these Common Shares consist of: (i) 963,667 Common Shares, and (ii) 3,500,000 Common Shares that are issuable upon the exercise of 3,500,000 warrants, all of which, (a) are immediately exercisable at an average exercise price of $22.50 per Common Share other than 500,000 warrants that are exercisable on October 8, 2010 at an exercise price of $30 per Common Share and (b) expire on April 7, 2014.

CUSIP No.	Y2109Q101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Goodwill Shipping Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of Malta

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		254,512

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		254,512

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	254,512

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0.09%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	Y2109Q101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Entrepreneurial Spirit Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Liberia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,768,657 (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

23,768,657 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

23,768,657 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.5%

14	TYPE OF REPORTING PERSON

CO
(3) As mentioned above, these 23,768,657 Common Shares are issuable upon the conversion of 33,955,224 shares of Series A Convertible Preferred Stock of the Company, in accordance with the terms and subject to the conditions contained in the Securities Purchase Agreement.

CUSIP No. Y2109Q101
The purpose of this Amendment No. 8 to the Schedule 13D is to (i) correct the ownership percentages that were previously reported by certain Reporting Persons in Amendment No. 7 to the Schedule 13D that was filed with the Commission on March 15, 2010, and (ii) report the entry by George Economou, one of the Reporting Persons, into a lock-up agreement with Deutsche Bank Securities, Inc. (“Deutsche Bank”), which is described in Item 6 herein. As of the date hereof, no Common Shares were acquired by the Reporting Persons that have not been previously reported.
Item 1. Security and Issuer.
No material change from the Schedule 13D/A filed with the Commission on March 15, 2010.
Item 2. Identity and Background.
No material change from the Schedule 13D/A filed with the Commission on March 15, 2010.
Item 3. Source and Amount of Funds or Other Consideration.
No material change from the Schedule 13D/A filed with the Commission on March 15, 2010.
Item 4. Purpose of Transaction.
No material change from the Schedule 13D/A filed with the Commission on March 15, 2010.
Item 5. Interest in Securities of the Issuer.
According to American Stock Transfer & Trust Company, the Company’s transfer agent, there were 294,830,621 Common Shares issued and outstanding as of September 2, 2010. Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:
Mr. Economou may be deemed to beneficially own 44,931,746 Common Shares representing approximately 13.9% of the total outstanding Common Shares. This percentage ownership is based on 322,099,278 Common Shares outstanding, which is calculated for Schedule 13D purposes by taking the sum of (i) 294,830,621 Common Shares outstanding, 23,768,657 Common Shares related to the potential conversion of the 33,955,224 shares of Series A Convertible Preferred Stock of the Company held by Entrepreneurial Spirit Holdings and 3,500,000 Common Shares issuable upon the potential exercise of warrants to purchase the same number of Common Shares held by Sphinx. Mr. Economou has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 44,931,746 Shares. Mr. Economou has the sole power to dispose or direct the disposition of 0 Shares and has shared power to dispose or direct the disposition of 44,931,746 Shares.
Elios may be deemed to beneficially own 10,944,910 Common Shares representing 3.7% of the total outstanding Common Shares. Elios has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 10,944,910 Common Shares. Elios has the sole power to dispose or direct the disposition of 0 Common Shares the shared power to dispose or direct the disposition of 10,944,910 Common Shares.
Fabiana may be deemed to beneficially own 5,500,000 Common Shares representing 1.9% of the total outstanding Common Shares. Fabiana has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 5,500,000 Shares. Fabiana has the sole power to dispose or direct the disposition of 0 Common Shares and has shared power to dispose or direct the disposition of 5,500,000 Common Shares.

Sphinx may be deemed to beneficially own 4,463,667 Common Shares representing 1.5% of the total outstanding Common Shares. This percentage ownership is based on 298,330,621 Common Shares outstanding, which is calculated for Schedule 13D purposes by taking the sum of (i) 294,830,621 Common Shares outstanding and (ii) 3,500,000 Common Shares issuable upon the potential exercise of warrants to purchase the same number of Common Shares held by Sphinx. Sphinx has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,463,667 Shares. Sphinx has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 4,463,667 Common Shares.
Goodwill may be deemed to beneficially own 254,512 Common Shares representing 0.09% of the total outstanding Common Shares. Goodwill has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 254,512 Common Shares. Goodwill has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 254,512 Common Shares.
Entrepreneurial Spirit Holdings beneficially owns 23,768,657 Common Shares representing 7.5% of the total outstanding Common Shares. This percentage ownership is based on 318,599,278 Common Shares outstanding, which is calculated for Schedule 13D purposes by taking the sum of (i) 294,830,621 Common Shares outstanding and 23,768,657 Common Shares related to the potential conversion of the 33,955,224 shares of Series A Convertible Preferred Stock of the Company held by Entrepreneurial Spirit Holdings. Entrepreneurial Spirit Holdings has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 23,768,657 Common Shares. Entrepreneurial Spirit Holdings has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 23,768,657 Common Shares.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On September 7, 2010, George Economou entered into a lock-up agreement with Deutsche Bank in connection with a public at the market offering by the Company, whereby Mr. Economou agreed, among other things, not to sell, pledge or transfer the economic ownership of any Common Shares until December 6, 2010, without the prior written consent of Deutsche Bank as sales agent for the offering. This lock-up agreement is attached hereto as Exhibit B.
Other than as described in the paragraph above, there have been no material changes from the Schedule 13D/A that was filed with the Commission on March 15, 2010.
Item 7. Material to be Filed as Exhibits.
Exhibit A: Agreement between the Reporting Persons to file jointly.
Exhibit B: Lock-Up Agreement dated September 7, 2010

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
     Dated: September 7, 2010

/s/ George Economou

George Economou*

ELIOS INVESTMENTS INC.

BY: Name:	/s/ Dr. Renato Cefai Dr. Renato Cefai
Title:	Sole Director

FABIANA SERVICES S.A.

BY: Name:	/s/ Andri Papadopoulou Andri Papadopoulou
Title:	Sole Director

GOODWILL SHIPPING COMPANY LIMITED

BY: MARE SERVICES LTD.

BY: Name:	/s/ Dr. Clarissa Cefai Dr. Clarissa Cefai
Title:	Director

SPHINX INVESTMENT CORP.

BY: MARE SERVICES LTD.

BY: Name:	/s/ Dr. Clarissa Cefai Dr. Clarissa Cefai
Title:	Director

ENTREPRENEURIAL SPIRIT HOLDINGS INC.

BY: MARE SERVICES LTD.

BY: Name:	/s/ Dr. Clarissa Cefai Dr. Clarissa Cefai
Title:	Director

*	The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.